

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 11, 2017

Via E-mail
Mr. Christopher S. Coleman
Chief Financial Officer
Third Point Reinsurance Ltd.
3 Waterloo Lane
Pembroke, Bermuda, HM 08

Re: **Third Point Reinsurance Ltd.**
       Form 10-K for Fiscal Year Ended December 31, 2016
       Filed February 24, 2017
       File No. 001-36052

Dear Mr. Coleman:

We have reviewed your July 17, 2017 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Statements of Income (Loss), page F-4

1. We acknowledge your response to our prior comment 3. Given the significance of the management and performance fees to your consolidated net investment income and net income, we continue to believe the amount should be stated on the face of your financial statements in accordance with Rule 4-08(k) of Regulation S-X. As part of your application of Rule 4-08(k), consider whether providing the quantification of related party transactions parenthetically would mitigate your concerns of adding line items. Please revise accordingly in future periodic reports.

Notes to the Consolidated Financial Statements
4. Investments, page F-16

2. Refer to your response to our prior comment 2. It appears that your investments in noninvestment grade securities represent a significant portion of your investment portfolio.

Please revise your disclosures in future periodic reports to include summarized presentation of your investments in noninvestment grade securities similar to the summary in your response.

8. Loss and loss adjustment expense reserves
Incurred and paid development tables by accident year, page F-35

3. In your response to prior comment 4, you indicate that the contracts written within the same line of business may have very different characteristics (and therefore cash flows) based on the contractual features in place.
   - To the extent that you believe the variances in these contractual features may be more informative to the amount, timing, and uncertainty of cash flows than the line of business, please tell us how you considered providing additional disclosure in your document summarizing the policies by type of contractual feature.
   - Further, tell us how you considered whether disaggregating your loss tables based on such contractual loss features would be more informative to the reader. As part of your response, explain why the volatility in incurred losses and cash flow patterns based on these contractual features is not indicative of "significantly different characteristics" as outlined in ASC 944-40-50-4H prompting a separate loss development table for these coverages.

4. Refer to your response to our prior comment 4. We acknowledge your analysis of ASC 944-40-55-9B as provided in your response but note that the criteria listed in that paragraph is not meant to be all-inclusive or to the exclusion of other relevant information, and that the objective of the disclosure requirements as set forth in paragraph BC 2 of ASU 2015-09 is to provide financial statement users with information to facilitate analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of loss reserve estimates. It appears from your analysis of net premiums, losses incurred, and ending reserve liabilities for the product lines identified on page five and pages seven to nine that these lines do not necessarily have similar patterns of expenses incurred to premiums earned. Please provide us the incurred and paid loss and LAE information for each of these lines similar to what would be required under ASC 944-40-50-4B and 50-4D. To the extent you believe contractual terms or some other means to be a more informative and meaningful method of disaggregation, provide us with the resulting incurred and paid loss and LAE information.

5. We note your response to our prior comment 6, including your concerns that the strict application of ASC 944-40-50-4B and 4D on a literal accident year basis would be confusing to your investors and may be impractical.
   - Please more fully explain how you determined that it was altogether impracticable to make reliable and meaningful estimates to allocate these reserves to an accident year basis. As part of your response, please explain how the information you receive related to your retroactive reinsurance contracts differs from that used to convert underwriting year data to accident year as disclosed for your other reinsurance contracts.

- It would appear that providing the required information on accident year basis along with the background context to readers about the nature of retroactive contracts would provide meaningful disclosure that is less confusing than to include prior accident year amounts in a different year. Refer to ASC 944-40-50-4H which states "An insurance entity shall aggregate or disaggregate the disclosures in paragraphs 944-40-50-4B through 50-4G and 944-40-50-5 so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics." Tell us how you considered whether breaking the retroactive policies out in separate loss tables would be more transparent than aggregating with the accurate accident loss year information for all your policies that are not retroactive. It would appear that disaggregation of your retroactive policies may be necessary, regardless of whether you are able to properly estimate the amounts to the actual accident year for purposes of the loss tables, given the contextual narrative disclosure you indicate would be necessary to make this information not confusing.

9. Management, performance and founders fees, page F-37

6. Refer to your response to our prior comment 1. Please revise your presentation of management and performance fees here and your presentation of Net investment income (loss) in note 12 on page F-39 in future periodic reports to include the information you provided in your response.

   You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Kevin W. Vaughn for

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant
                                        Office of Healthcare and Insurance